| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
| --- |
| 8-44710 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Integris Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1099 18th Street, Suite 2750
(No. and Street)

| Denver | CO | 80202 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Susan Hayes | 609-642-6593 | shayes@pattentraining.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

| 5179 CR 1026 | Celeste | TX | 75423 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 02/24/09 | 3366 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Patrick Seese _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Integris Securities, LLC _____, as of 12/31 _____, 2024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER LINENBERGER
NOTARY PUBLIC
State of Colorado
Notary ID # 20224045114
My Commission Expires 11/29/2026

Notary Public

Signature: _____

Title:
Managing Director

**This filing\*\* contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

# Integris Securities, LLC

**Financial Statements and Report**
**of**
**Independent Registered Public Accounting Firm**

**December 31, 2024**

# Table of Contents



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Integris Securities, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Integris Securities, LLC as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Integris Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Integris Securities, LLC's management. Our responsibility is to express an opinion on Integris Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Integris Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Integris Securities, LLC's financial statements. The supplemental information is the responsibility of Integris Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

We have served as Integris Securities, LLC's auditor since 2023.

Celeste, Texas
February 10, 2025

1

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

# Integris Securities, LLC
## Statement of Financial Condition
## December 31, 2024

**Assets**

| | | |
|---|---|---|
| Cash | $ | 131,701 |
| Certificate of deposit | | 40,400 |
| Prepaid expenses | | 5,132 |
| Interest receivable | | 795 |
| **Total Assets** | $ | 178,028 |

**Liabiities and Member's Equity**

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 27,981 |
| **Total Liabilities** | | 27,981 |
| **Member's Equity** | | 150,047 |
| **Total Liabilities and Member's Equity** | $ | 178,028 |

The accompanying notes are an integral part of these financial statements.

# Integris Securities, LLC
## Statement of Operations
## For the Year Ended December 31, 2024

| | | |
|---|---|---:|
| **Revenues** | | |
| Merger and acquisition services | $ | 11,857,500 |
| Interest | | 806 |
| **Total revenues** | | 11,858,306 |
| | | |
| **Expenses** | | |
| Commissions | | 1,642,500 |
| Expense allocation from Parent | | 43,200 |
| Professional fees | | 53,413 |
| Regulatory fees | | 47,896 |
| Technology, data and communication expenses | | 4,135 |
| Other expenses | | 432 |
| **Total expenses** | | 1,791,576 |
| **Net income** | $ | 10,066,730 |

The accompanying notes are an integral part of these financial statements.

# Integris Securities, LLC
## Statement of Changes in Member's Equity
## For the Year Ended December 31, 2024

| | | |
|---|---|---:|
| **Beginning Balance, January 1, 2024** | $ | 151,317 |
| Distributions to member | | (10,068,000) |
| Net income | | 10,066,730 |
| **Ending Balance, December 31, 2024** | $ | 150,047 |

The accompanying notes are an integral part of these financial statements.

# Integris Securities, LLC
## Statement of Cash Flows
## For the Year Ended December 31, 2024

**Cash Flows from Operating Activities**

| | | |
|---|---|---:|
| Net income | $ | 10,066,730 |

Adjustments to reconcile net income to net
cash provided by operating activities:

| | |
|---|---:|
| Increase in prepaid expenses | (86) |
| Increase in interest receivable | (781) |
| Increase in accounts payable and accrued liabilities | 11,468 |
| Net cash provided by operating activities | 10,077,331 |

**Cash Flows from Investing Activities**

| | |
|---|---:|
| Purchase of certificate of deposit | (40,400) |
| Redemption of certificate of deposit | 10,408 |
| Net cash used in investing activities | (29,992) |

**Cash Flows from Financing Activities**

| | |
|---|---:|
| Distributions to member | (10,068,000) |
| Net cash used in financing activities | (10,068,000) |

| | | |
|---|---|---:|
| **Net Decrease in Cash** | | (20,661) |
| Cash, Beginning of Year | | 152,362 |
| Cash, End of Year | $ | 131,701 |

**Supplemental Disclosures of Cash Flow Information**
There was no cash paid during the year for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

5

## 1. Organization and Nature of Business

Integris Securities, LLC (the Company) was organized in September 2008 as a Colorado limited liability company. The Company is a wholly-owned subsidiary of Integris Holdings, LLC (Parent), a Colorado limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to private placements of securities and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

The Company's operations primarily consist of providing merger and acquisition services to entities located throughout the United States. The Company periodically distributes the majority of its earnings to the Parent.

## 2. Significant Accounting Policies

**Use of Estimates**
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Segment Reporting**
The Company operates as a single operating segment. The chief operating decision maker (CODM) evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*.

**Cash and Cash Equivalents**
The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

---

## 2. Significant Accounting Policies (continued)

---

**Revenue Recognition**

Revenue from contracts with customers includes advisory services on mergers and acquisitions (M&A). The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for M&A advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed, generally the closing date of the transaction.

**Income Taxes**

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the federal and state corporate tax returns of its Parent; therefore, federal and state income taxes are not payable by or provided for by the Company.

**Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through February 10, 2025, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

---

## 3. Net Capital Requirements

---

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $143,312 which was $138,312 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .20 to 1.

---

### 4. Related Party Transactions

The Company paid distributions of $10,068,000 to its Parent in 2024.

The Company and its Parent entered into an expense paying and sublease agreement ("Agreement") effective January 1, 2024. The Agreement remains in effect unless canceled by either Party with one month's notice. Under the Agreement, the Parent provides office space, office equipment and utilities to the Company. The Agreement requires the Company to pay a monthly fee of $3,600. Fees under the Agreement totaled $43,200 for the year ended December 31, 2024.

---

### 5. Concentration of Credit Risk and Revenue

At various times during the year the Company maintained cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2024, there were no uninsured cash balances.

The Company's revenue for 2024 was earned from four customers.

---

### 6. Contingencies

There are currently no asserted claims or legal proceedings against the Company. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

# Integris Securities, LLC

## Supplementary Information

# Integris Securities, LLC
### Schedule I
### Computation of Net Capital Under Rule 15c3-1 of the
### Securities and Exchange Commission
### As of December 31, 2024

**Net Capital**

| | | |
|---|---|---:|
| Total member's equity | $ | 150,047 |
| Less non-allowable assets: | | |
|     Prepaid expenses | | 5,132 |
|     Interest receivable | | 795 |
| Net capital before haircuts on securities positions | | 144,120 |
| Haircuts on securities positions | | 808 |
| Net capital | $ | 143,312 |

**Aggregate Indebtedness**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 27,981 |

**Computation of Basic Net Capital Requirement**

| | | |
|---|---|---:|
| Minimum net capital required greater of $5,000 or 6-2/3% of aggregate indebtedness | $ | 5,000 |
| Excess net capital | $ | 138,312 |
| Ratio of aggregate indebtedness to net capital | | .20 to 1.00 |

**Reconciliation of Computation of Net Capital**

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited December 31, 2024 FOCUS Report, Part IIA, Form X-17a-5. Accordingly, no reconciliation is necessary.

# Integris Securities, LLC
## Schedule II
### Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
### As of December 31, 2024

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

# Integris Securities, LLC

## Exemption Report

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Integris Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Integris Securities, LLC(the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Integris Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Integris Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 10, 2025

11

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

# Integris Securities, LLC

1099 18th Street, Suite 2750
Denver, CO 80202

## EXEMPTION REPORT

**Integris Securities, LLC** (the "Company") is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").  This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).  To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placements of securities and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

**Integris Securities, LLC**

I, Patrick Seese, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:**
_____
Title:   Managing Director
Date:   February 10, 2025